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                              June 13, 2023

       M. Wesley Schrader
       Chief Executive Officer
       FG Merger Corp.
       104 S. Walnut Street
       Itasca, Illinois 60143

                                                        Re: FG Merger Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 2,
2023
                                                            File No. 001-41309

       Dear M. Wesley Schrader:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in all future periodic filings
to include disclosure that addresses how this fact could impact your ability to complete
your initial business combination. For instance, discuss the risk to investors that you may
not be able to complete an initial business combination with a U.S.
                                                        target company should
the transaction be subject to review by a U.S. government entity, such as the Committee
on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses
 M. Wesley Schrader
FG Merger Corp.
June 13, 2023
Page 2
         of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Raj Rajan, Staff
Accountant, at 202-551-3388 with any questions.



FirstName LastNameM. Wesley Schrader                         Sincerely,
Comapany NameFG Merger Corp.
                                                             Division of
Corporation Finance
June 13, 2023 Page 2                                         Office of Energy &
Transportation
FirstName LastName